

March 19, 2008

Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Fees and Expenses

Management Fee*:	1.25%
Distribution (12b-1) Fee:	None
Other Expenses:	None
Short-Term Redemption Fee:	2.00%, on shares held for less than 30 calendar days
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

*Management fee represents contractual fee and does **not** reflect the Adviser's voluntary waiver of fees. Actual expenses are **lower** than those shown in the table because of voluntary fee waivers by the Adviser. As a result of the fee waiver, actual management fees paid by the Mid Cap Growth Fund were 1.15% of the Fund's average daily net assets at June 30, 2007. After December 31, 2008, this voluntary fee waiver may be terminated at any time by the Adviser.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

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